Correspondence Relating to Registration Statement

O’Melveny & Myers LLP 7 Times Square Tower New York, NY 10036	T: +1 212 326 2000 F: +1 212 326 2061 omm.com	File Number: 0225090-00004

VIA EDGAR

December 9, 2022

Mr. Alex King
Mr. Geoffrey Kruczek
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dragonfly Energy Holdings Corp.
Registration Statement on Form S-1
Filed November 4, 2022
File No. 333-268185

Dear Mr. King, and Mr. Kruczek:

On behalf of our client, Dragonfly Energy Holdings Corp., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 29, 2022 regarding the Company’s Registration Statement on Form S-1 (File No. 333-268185) filed via EDGAR to the Commission on November 4, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company will be filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Registration Statement on Form S-1 Filed November 4, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

1.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 65 and 74 of Amendment No. 1.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

2.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that holders of a significant percentage of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 13 and 65 of Amendment No. 1.

General

3.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 12 of Amendment No. 1.

4.	We note that the projected revenues for 2022 and 2023 disclosed beginning on page 220 in the Form S-4 filed in connection with the Business Combination. We also note that your actual revenues for the six months ended June 30, 2022. It appears that you will miss your revenue projections. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: We respectfully acknowledge the Staff’s comment. We respectfully advise the Staff that Amendment No. 1 has been revised to include the Company’s results of operations for the nine months ended September 30, 2022. This includes updated disclosure noting that the Company believes that it has cash on hand sufficient to meet working capital and capital expenditure requirements for the next 12 months and recognizing that additional cash may be required if there are material changes to the Company’s business conditions or other developments, including unanticipated delays in production, supply chain challenges, disruptions due to the COVID-19 pandemic, competitive pressures and regulatory developments, or if the Company decides to accelerate its research and development efforts and/or any of its other growth strategies. Please see pages 65 and 74 of Amendment No. 1.

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If you have any questions regarding the Amendment No. 1, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com or Tai Vivatvaraphol by telephone at 212-728-5937 or via e-mail at tvivatvaraphol@omm.com.

Very truly yours,

/s/ Jeeho Lee

cc:

Denis Phares, President and Chief Executive Officer, Dragonfly Energy Holdings Corp.
John Marchetti, Chief Financial Officer, Dragonfly Energy Holdings Corp.

Nicole Harvey, General Counsel, Dragonfly Energy Holdings Corp.
Jeeho Lee, Partner, O’Melveny & Myers LLP
Tai Vivatvaraphol, Counsel, O’Melveny & Myers LLP

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